Filed by ReserveOne Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReserveOne Holdings, Inc.

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 333-291982

Date: December 18, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On December 17, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, made the below communications on her LinkedIn and X accounts.

Jaime Leverton, Chief Executive Officer of ReserveOne, was interviewed on Angels to Allocators Podcast. The excerpt of the transcript is provided below.

……

Host: Very cool. All right. So, you could have there was many options for you. You could have gone trad-tech more crypto and within the crypto bucket there’s so many options for you. Why decide DAT? And when you were deciding DAT what was the ideation on? Okay, we’re going to do a DAT, but we don’t want to do a single asset DAT. We want to do something different. Like take me through that ideation process of how do we build something better?

Jaime Leverton: Well, again, if you think about where I started, I had really an early treasury play. The miners were the first public equity that served as a proxy for people to get exposure to Bitcoin through an equity format. So, it was a way to kind of give easy crypto access, but it was a bit of a blunt instrument. And so, when we were thinking about ReserveOne, I really like I always enjoyed the treasury side. I think there are a lot of increasingly interesting ways to think about yield and think about how to put those assets to work. And our thinking around how we constructed the company was how do we take that giving investors access to crypto in an easy way to the next level. So it was really building out broader industry exposure but still in a single equity. And kind of inspired by what we were seeing from the federal government between the Strategic Bitcoin Reserve and the Digital Asset Stockpile. So they’ve talked about assets that they intend to maintain in the Stockpile in addition to a Strategic Bitcoin Reserve. So our model is 80% Bitcoin and then 20% digital assets representative of the Stockpile, which is as so far what we believe will be in there Ethereum, Solana, ADA and XRP. As I mentioned, Sebastian is our Chief Investment Officer, very very well versed in this space. So the way we set up the structuring is based on free float market cap with an ability to generate yield kind of override so that gets the weightings such that the market kind of take will take care of itself. So we’re not actively rebalancing anything and that puts ETH around 10 Solana around 7 ADA and XRP the balance.

……

Host: So operationally like does ReserveOne look and act like a fund or is it more like a company? Like I’m thinking, you know, fund administrator and there’s GP LP like is that kind of the…

Jaime Leverton: We’re not a fund, right? Because we’re not active as far as rebalancing the portfolio, it rebalances based on how it’s structured on free float with the yield tilt and then it’s just about maximizing the yield generation. Obviously we have we’ll have the investment committee, but it’s more a company kind of fund.

Host: And do you guys I assume all assets are going to be stored in qualified custodians.

Jaime Leverton: That’s right. Yeah, we have we did announce as part of our Business Combination Agreement and press release that we partnered with Coinbase for custody of our secured Bitcoin.

Host: Very cool. Okay. And what type of investors are you targeting? Because you know there’s family office, there’s retail, there’s you know corporates for treasuries and whatnot. What is the ideal in your opinion for reserve work?

Jaime Leverton: There’s no ideal investor. I think you need a mix of everything, especially in the early days. In my first few years, retail was the lifeblood. It was kind of 80% of the liquidity. And if you liquidity be gets liquidity and then and then larger players can come into the stock and hedge funds and then and then eventually you get the long funds. But you kind of have to have everybody at the party. I mean that’s the way I think about it.

Host: Now how do you think about attracting those types of folks that you want to attract? What is the strategy for the megaphone that you’re using in order to get these different parties on board?

Jaime Leverton: Well, look, as I say, we’ve got a team that’s got a track record as well as at the board level. We built something that is unique and we’re targeting I would say from a retail perspective more of the new to crypto. So really focusing on building a blue chip governance forward transparent professional organization that maybe looks and feels and sounds a little TradFi-ey a little closer and kind of do in embedding education to bring them along the journey. So kind of really acting as a as a new kind of bridge between TradFi and crypto.

Host: Very cool. Yeah. Really quick on that point, your board is insane. It’s like Wilbur Ross.

Jaime Leverton: Yeah.

Host: John D’Agostino, Gabriel Abed, Reeve Collins, and Chinh Chu?

Jaime Leverton: Chinh Chu.

Host: Chinh Chu. He’s the only one who look up, but everyone else is just incredible. How did you - what was your pitch though?

Jaime Leverton: They pitched me. It was actually Chinh and Reeve that had the initial kind of idea that they wanted to do something. Chinh and I have some mutual friends and so he asked if they knew somebody with public market CEO crypto experience which is not a long list of people. I had the opportunity to meet Chinh and we kind of talked through how he was thinking about it, my experience in the space, who else might get excited about an opportunity like this and then kind of over time that’s how we were born and that’s how kind of the brand and the vision all started to be crafted and built out. CC Capital which Chinh is the founder and CEO of is our strategic partner in this. So they actually provide shared services to us. So, our head office is embedded in their head office. They provide HR, IT, which allows us to keep the FTE count down because we’re a small management team. We intend to stay that way, but we do need the support of those other functions. And so, this setup is working really well.

Host: And you know, just to provide context, Chinh was early at BlackRock. I think he was employee number five or something like that.

Jaime Leverton: Employee five.

Host: Em, head of global PE?

Jaime Leverton: Yeah.

Host: Gabriel I’m lagging on this background but

Jaime Leverton: Gabe was the started mining in Barbados and I always get… in either 11 or 12.

Host: Okay. Wow. Like the OG

Jaime Leverton: OG.

Host: He’s works at Binance now or something. I forget.

Jaime Leverton: He’s the Chair.

Host: Okay.

Jaime Leverton: Based in Abu Dhabi and he was the Barbadian ambassador to the UAE up until a year or two ago but maintains his residency there and is very active in the ecosystem has lots of projects on the go always has and just a really important advocate for the space going back almost to the beginning.

Host: And Reeve is a former CEO and co-founder of Tether.

Jaime Leverton: That’s right.

Host: John was at or still is I think president of Coinbase.

Jaime Leverton: No, he’s the head of strategy at Coinbase Institutional.

Host: Okay. Okay. So, it’s incredible. Like absolutely insane. How do you…

Jaime Leverton: I’m trying to make the Avengers stick cause that way I get to be Scar-Jo.

Host: I like it. Very good. Very good. So, what do you see as your primary role at ReserveOne? You know, because I joke with my partner Dan, you know, we run a fund, but I tell him, I’m like, Dan, I’m in sales. Like, I sell LPs, I sell founders, I’m just in sales. How do you view your role?

Jaime Leverton: Well, the CEO of a public company, your role is a little bit of everything because you’re the ultimate fiduciary, right? So, managing risk is a critical part of the job. Marketing, working with investors, telling the story. That’s another critical part of the job. And it’s kind of a bit bipolar cause one’s really internally focused and one’s really externally focused. And it’s important to have a really strong team around you, which I’m super blessed that we do. Our CMO and our Chief Legal Officer are spectacular. So, I kind of toggle between everybody depending on what microphone I need to be welding.

Host: Very cool. Okay. So, everything goes great. Let’s give like a 10 year track.

Jaime Leverton: 10 years in crypto?

Host: 10 years in crypto. I know it’s very long, but like where do you see ReserveOne? Where could it go and what could it be doing in in a you know a longer 5-10 year time frame?

Jaime Leverton: Yeah. I think that’s one of the most exciting parts of being in a position like this. We have the structure where we can really take it anywhere. We’ve got the team that has the ability to do that. So we built something that we intend to be here for 10 years, 20 years, 30 years. Really trying to build one of the dominant players in the space in a in a in a new in a new way. So God willing you and I are still sitting here in 10 years.

……

Host: Incredible. Jaime, thank you. This has been awesome. Where can people learn more about ReserveOne?

Jaime Leverton: At reserveone.com. I have the benefit of a wildly unique name. So, it’s Jaime Leverton. Jaime is spelled J A I M E because my parents were big fans of The Bionic Woman. And her name was Jaime Sommers and she spelled it J A I M E. And my parents didn’t want the language check to realize it was in J’aime in French and Jaime in Spanish. So, it’s a confusing name and Leverton’s rare, but that means I get all my handles. It’s great. So, @JaimeLeverton on Twitter, on Telegram, on LinkedIn, and the website’s reserveone.com.

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco and ReserveOne filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement of M3-Brigade and a prospectus in connection with the Proposed Business Combination (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this release is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement and other relevant materials filed or that will be filed with the SEC. Information regarding the directors and executive officers of M3-Brigade and their ownership of M3-Brigade securities is set forth in the sections entitled “Directors, Officers and Corporate Governance of M3-Brigade Prior to the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. Information regarding the directors and executive officers of Pubco and their ownership of Pubco securities upon consummation of the Proposed Business Combination is set forth in the sections entitled “Management of Pubco Following the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements,” which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding ReserveOne, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of ReserveOne and Pubco, expected operating costs of Pubco, ReserveOne and its subsidiaries, the upside potential and opportunity for investors, ReserveOne’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and ReserveOne’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company;

●	risks related to ReserveOne’s anticipated business plan and strategy that ReserveOne expects to implement upon consummation of the Proposed Business Combination, including the risk that ReserveOne’s business strategy may change significantly in the future, including moving away from its currently intended focus on crypto-related activities;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the Registration Statement, the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as otherwise required by applicable law, none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3-Brigade or any other person that the events or circumstances described in such statement are material.